SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

PTC INTERNATIONAL FINANCE S.A. ANNOUNCES EARLY REDEMPTION OF NOTES

Warsaw – November 26, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”, “the Company”), (www.era.pl ) the leading Polish wireless provider of nationwide dual-band GSM 900 & GSM 1800 services and holder of UMTS license, today announced that PTC International Finance II S.A. (the "Issuer")  has given notice that it will redeem all of its outstanding  €200,000,000 10 7/8% Senior Subordinated Guaranteed Notes due 2008 (the "Senior Notes") on December 29, 2004, in accordance with the terms as set forth in the Notice of Redemption, which the Issuer sent to the holders of the Senior Notes on November 24, 2004.

The Senior Notes will be redeemed at a redemption price of 100.00% of the principal amount plus accrued and unpaid interest up to but excluding December 29, 2004 in accordance with Section 3.01 of the indenture governing the Senior Notes, entitled “Optional Tax Redemption”. As of the date of issuance of the Notice of Redemption the principal amount of outstanding Senior Notes was €36,437,000.

For more information about the company, please see the www.era.pl pages on the Internet.

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For further information please contact:

Karol Depczyński
Investor Relations
( (+48) 22 413 3112
Fax: (+48) 22 413 6235